EXHIBIT 21.1

Subsidiaries of Customer Acquisition Network Holdings, Inc.
The subsidiaries of Customer Acquisition Network Holdings, Inc. (the “Registrant”) as of April 8, 2008, are listed below:

Subsidiary	Ownership	Jurisdiction
1. Desktop Acquisition Sub	100% owned by Registrant	Delaware, United States
2. Options Acquisition Sub, Inc.	100% owned by Registrant	Delaware, United States
3. Customer Acquisition Network, Inc.	100% owned by Registrant	Delaware, United States